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                             August 25, 2022

       William McLain, Jr.
       Senior Vice President and Chief Financial Officer
       Eastman Chemical Company
       200 South Wilcox Drive
       Kingsport, TN 37662

                                                        Re: Eastman Chemical
Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Form 10-Q for the
Fiscal Quarter Ended June 30, 2022
                                                            Filed August 1,
2022
                                                            File No. 001-12626

       Dear Mr. McLain:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Fiscal Quarter Ended June 30, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       34

   1. In light of your disclosure that the conflict between Russia and Ukraine has had a negative impact on your earnings
before interest and taxes (EBIT), please address the following points in future
filings, and provide us with proposed disclosure in your response:

                                                              Disclose any
material impact of import or export bans resulting from Russia   s
                                                            invasion of Ukraine
on any products or commodities, including energy from Russia, used in your
business or sold by you. Disclose the current and anticipated impact on your business,
taking into account the availability of materials, cost of materials, costs and risks
associated with transportation in your business, and the impact on
 William McLain, Jr.
FirstName LastNameWilliam
Eastman Chemical  Company McLain, Jr.
Comapany
August 25, NameEastman
           2022        Chemical Company
August
Page 2 25, 2022 Page 2
FirstName LastName
              margins and on your customers.

                Disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or
              caused by the global disruption from, Russia   s invasion of
Ukraine. Trends or
              uncertainties may include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and
              modification of contracts with customers.
2. In light of the significance of your activity in China, as well as your disclosure on page 53 about the uncertainty caused by lockdowns in China, please revise your future filings to disclose the extent to which your business segments, products, projects, or operations are materially impacted by the pandemic-related lockdowns in China and the impact of consumer demand declines therein. In addition, discuss any steps you are taking to mitigate adverse impacts to your business. Provide us with your proposed disclosure.
Summary by Operating Segment
Fibers Segment, page 48

3. We note your disclosure stating that your EBIT for the Fibers segment decreased in the first six months 2022 compared to the first six months 2021 due to $33 million of lower sales volume and higher manufacturing costs, primarily as a result of the steam line incident and the Russia/Ukraine conflict, partially offset by higher selling prices offsetting higher raw material and energy costs, and higher distribution costs by $13 million. Please address the following in your future filings, and provide us with your proposed disclosure:

                Expand your disclosure to separately quantify the decrease in EBIT caused by the steam line incident and the Russia/Ukraine conflict, and disclose the specific manner in which the Russia/Ukraine conflict has reduced demand for your products and increased the manufacturing costs in this segment.

                You also disclose that for the second quarter 2022 compared to second quarter 2021,
                 Higher selling prices more than offset higher raw material and energy costs and higher distribution costs. This was offset by lower sales volume and higher manufacturing costs primarily as a result of the steam line incident and the
              Russia/Ukraine conflict.    However, elsewhere on page 39 you
disclose that all areas
              of the Kingsport facility were operational by March 31, 2022. Revise your disclosure to more clearly quantify the impact of the steam line incident during the second quarter 2022 as well as the impact from the Russia/Ukraine conflict on second quarter EBIT.
Risk Factors
 William McLain, Jr.
Eastman Chemical Company
August 25, 2022
Page 3
Risks Related to Global Economy and Industry Conditions, page 54

4. We note your risk factor disclosure indicating that inflation could adversely impact both the cost and availability of raw material and energy commodities as well as the sales your products. In future filings, please update this risk factor to disclose the extent to which recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing, the specific raw materials and energy commodities impacted, and how your business has been affected. Identify and discuss your specific approaches to mitigating the impact of inflation, disclosing the degree to which those approaches have been successful in mitigating its impact to date as well as your expectations for the future. Provide us with your proposed disclosure.
5. We note your risk factor disclosure indicating that supply chain and transportation disruptions, related to the pandemic and otherwise, and the breakdown or degradation of transportation and supply chain infrastructure used for delivery of strategic raw material and energy commodities and for transportation of your products could adversely impact both the cost and availability of these commodities and sales of your products. In future filings, please update the risk factor to more clearly disclose the extent to which recent supply chain disruptions have materially impacted your operations. In this regard, explain how supply chain disruptions have impacted your business and results of operations, including how the disruption has come about, the specific raw materials that were impacted, and the anticipated duration and cost of the disruption. Provide us with your proposed disclosure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Kevin Vaughn,
Branch Chief, at (202) 551-3494 with any questions.



FirstName LastNameWilliam McLain, Jr.                          Sincerely,
Comapany NameEastman Chemical Company
                                                               Division of
Corporation Finance
August 25, 2022 Page 3                                         Office of Life
Sciences
FirstName LastName